UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Legal Proceedings Update

Item 1

Legal Proceedings Update

Administrative petition respecting the permits for the phosphogypsum ponds 4 and 5 at Rotem's Plant in Israel -

Further to the Company’s report dated January 14, 2018 (Reference No. 2018-02-005131), the Company hereby reports that Adam Teva V’Din - Israeli Association for Environmental Protection (“ATD”) filed an administrative petition yesterday with the Be’er Sheva District Court (in its capacity as Court of Administrative Affairs), against the ruling of the Planning and Building Appeals Committee - Southern District (the “Appeals Committee”), dated March 25, 2018, whereby it denied the appeal filed by ATD against the decision of the Tamar Local Planning and Building Committee (the “Local Committee”) to allow a building permit to be granted respecting the construction and operation of ponds 4 and 5, into which phosphogypsum water, produced in the production processes at Rotem’s plant in the Negev in southern Israel, is discharged (the “Appeals Committee Ruling”).

In its appeal, ATD requests the Court to order that: (1) the Appeals Committee Ruling is void, as well as any permit issued by virtue thereof for ponds 4 and 5; (2) the “relief” in implementation of the outline plan applicable to the region, as provided in the Appeals Committee Ruling, constitutes a breach of the plan’s provisions; and (3) the Local Committee shall act to enforce the law and abstain from further planning procedures and permits until such enforcement actions are taken.

The Company is reviewing the petition filed and shall file its position with the Court. The Company estimates that the chances that the Petitioner’s claims are sustained, in whole or in part, are low;, inter alia, being the third appeal regarding the same decision made by the Local Committee, however, insofar as they are sustained so as to cause invalidation of the building permit, this may require Rotem to shut down part or all of the production facilities at its Negev plant, pending receipt of new building permits.

Application for discovery and perusal of information and documents pertaining to the collapse of the dike at the phosphogypsum ponds 1-3 at Rotem Plant in Israel -

Further to the Company’s report dated July 2, 2017 (Reference No. 2017-02-055615) respecting the collapse of the dike at the phosphogypsum ponds 1-3 at Rotem's Plant in Israel (the “Rotem Incident”), the Company hereby reports it was served yesterday with an application for discovery and perusal of information and documents (the “Application”) that was filed with the Tel Aviv District Court, by a shareholder of the Company (the “Applicant”), as a preliminary proceeding prior to the potential filing of an application for certification of a multiple derivative action against Company and Rotem officers whose conduct, according to the Applicant, has allegedly caused the damages already caused and which would be caused as a result of the Rotem Incident.

The Company is reviewing the Application filed and shall file its response with the court.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 17, 2018